FAIRFAX News Release

Stock Symbol: FFH.SV (TSX); FFH (NYSE)

TORONTO, December 21, 2004

FAIRFAX COMPLETES TENDER OFFER AND NOTE ISSUE

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) today announced the completion of its cash tender offer for certain of the outstanding debt securities of Fairfax and its wholly-owned subsidiary, TIG Holdings, Inc., as well as the closing of its sale of $200 million of its 7-3/4% Senior Notes due 2012.

A total of $114,688,000 principal amount of debt was tendered under the tender offer, consisting of $11,142,000 of the 8-1/8% TIG Notes due 2005, $62,600,000 of the 7-3/8% Fairfax Notes due 2006, $36,496,000 of the 6-7/8% Fairfax Notes due 2008 and $4,450,000 of the 8.597% TIG Capital Securities due 2027.

Banc of America Securities was the exclusive dealer manager for the tender offer and sole book-running manager for the note issuance.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367-4946